PRIMERO ANNOUNCES MID-YEAR RESERVE AND RESOURCE UPDATE;

REPLACING ITS 6 MONTH GOLD DEPLETION BY 265%

Toronto, Ontario, September 4, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) is pleased to provide a mid-year update of estimated Mineral Resources and Mineral Reserves for its San Dimas mine as at June 30, 2012. The Company reported contained gold in Probable Mineral Reserves of 584,000 ounces - an increase over year-end 2011 of 79,000 ounces (126,000 ounces before depletion). The increase in contained gold in Indicated Mineral Resources (which include Probable Mineral Reserves) was 17% to 678,000 ounces; and in Inferred Mineral Resources it was 23% to 866,000 ounces. The Company also reported contained silver in Probable Mineral Reserves of 34.7 million ounces, Indicated Mineral Resources of 40.6 million ounces and Inferred Mineral Resources of 67.5 million ounces.

”Our exploration and delineation program has generated substantial results for the Company during the first half of 2012,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “Primero has increased the contained gold ounces and grade in its Mineral Resources and Mineral Reserves, while making important strides in better defining the near-term potential of the San Dimas deposit. Our Mineral Reserves and Mineral Resources still only include 18 veins, of more than 120 known veins on the property, and currently do not extend more than 100 metres below the current mining level. With a mine history of well over 100 years, and ongoing systematic exploration, we remain confident that we will continue to discover new veins and extensions of existing veins. It is our objective for the second half of 2012 to add the recently discovered Alexa and Victoria veins to Mineral Reserves, continue to explore for the extensions of the prolific Roberta and Robertita vein systems, and to convert further Mineral Resources to Mineral Reserves with infill drilling.”

The following is Primero’s accounting of the Company’s Mineral Reserve changes since year-end 2011:

	Gold (ounces)	Silver (000 ounces)
Probable Mineral Reserves as at December 31, 2011	505,492	31,801
Mining depletion as at June 30, 2012	(47,749)	(2,865)
Mineral Reserve ounce addition as at June 30, 2012	126,593	5,760
Net metal price changes as at June 30, 2012 Nil	Nil
Probable Mineral Reserves as at June 30, 2012	584,336	34,696

As at June 30, 2012, the Company reported adding 126,593 ounces of gold to the Probable Mineral Reserves, before depleting 47,749 ounces since December 31, 2011. This equates to replacing the depleted gold contained by 265% in the first six months of 2012.

Mineral Resources and Mineral Reserves

The Company retained AMC Mining Consultants (Canada) Ltd. (“AMC”) for its year-end 2011 and mid-year 2012 Mineral Resource and Mineral Reserve updates. The Company’s Mineral Reserves and associated Mineral Resources were estimated using a block modelling approach with kriging interpolation. The remaining veins outside of Mineral Reserves were estimated using a polygonal method. The Mineral Reserves and associated Mineral Resources were constrained in 18 individual geological models based on wireframes of the various veins. These wireframes were modelled along the vein contacts, and were defined by gold and silver grades, structural geology, quartz veining and mineral alteration. Block dimensions were based on grade estimation blocks of 10 metres by 10 metres by vein width. Grade capping was not considered necessary based on the results of log probability plots of the accumulated gold and silver grades. To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis and respecting mining methodology. For the block-modelled veins, Indicated Mineral Resources were estimated using a distance of approximately 15 metres from data and Inferred Mineral Resources were estimated 30 metres from data.

The Company has implemented revised quality control procedures during the first half of 2012 and is utilizing an external laboratory for all drill samples until equipment at the site laboratory has been replaced.

Table 1: San Dimas Mine Mineral Resources and Mineral Reserves as at June 30, 2012.

Classification	Tonnage (million tonnes)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (000 ounces)	Contained Silver (000 ounces)
Mineral Reserves
Probable	3.785	4.8	290	584	34,700
Mineral Resources
Indicated	3.193	6.6	400	678	40,630
Inferred	6.865	4.0	300	866	67,500

Notes to Mineral Reserve Statement:
1.

Cutoff grade of 2.52 grams per tonne (”g/t”) gold equivalent (“AuEq”) based on total operating cost of US$98.50/t. Metal prices assumed are gold US$1,250 per troy ounce and silver US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.

3.	Exchange rate assumed is 13 pesos/US$1.00.

4.	The Mineral Reserve estimates were prepared by Mr. Herbert A. Smith P.Eng. of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of National Instrument 43-101 (“NI 43-101”).

Notes to Mineral Resource Statement:
1.	Mineral Resources are total and include those resources converted to Mineral Reserves.

2.	A 2g/t Au Eq cutoff grade is applied and the AuEq is calculated at a gold price of US$1,400 per troy ounce and a silver price of US$25 per troy ounce.

3.	A constant bulk density of 2.7 tonnes/m3 has been used.

4.	The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

As a simple sensitivity exercise, prices of US$1,600 per ounce for gold and US$28 per ounce for silver were applied to the final Mineral Reserve estimate, giving numbers of the order of 4.0 million tonnes at 4.6 g/t gold and 270 g/t silver, representing approximately 591,000 ounces of gold and 35 million ounces of silver. AMC believes that a more detailed assessment at these metal prices would result in a further incremental increase in tonnes and gold ounces with an incremental decrease in grade.

Exploration

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Mineral Reserves. The scale of the identified targets is in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver. This potential mineralization has been estimated by Primero from geological and grade modelling. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource.

The Company spent $6.3 million of its planned $14 million exploration expenditures in the first half of 2012. Over 478,000 ounces of the 866,000 ounces of gold in the Inferred Mineral Resource are within current infrastructure and constrained within the mineralization envelopes of the known veins. The Company’s second half 2012 delineation drill program is designed to convert Inferred Mineral Resources to Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The Mineral Resource and Mineral Reserve estimates for the San Dimas mine have been prepared by Mr. Rodney Webster MAusIMM (CP), Mr. Herbert A. Smith P.Eng and Mr. J. Morton Shannon P.Geo, all of AMC and all Qualified Persons (“QP”) for the purposes of National Instrument 43-101 (“NI 43-101”). Mr. Webster, Mr. Smith and Mr. Shannon are independent of the Company. All of the above QP’s have reviewed and approved the contents of this news release with respect to the Mineral Resources and Mineral Reserves estimates section.

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Joaquin Merino-Marquez P.Geo., Vice President, Exploration, Primero, who is a QP for the purposes of NI 43-101. Mr. Merino-Marquez has reviewed and approved the contents of this news release with respect to the scientific and technical information regarding exploration results.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF INDICATED AND INFERRED RESOURCES AND RESERVE ESTIMATES

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

The mineral reserve estimates in this news release have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of “probable reserves” used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, this news release uses the terms “indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources and exploration potential into reserves and resources, the ability to add Alexa and Victoria veins to reserves, the timing and success of exploration activities, the future potential of San Dimas and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new veins and extensions of existing veins and that the ratio of gold to silver price is maintained in accordance with the Company’s expectations. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities ; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.